REPUBLIC OF POLAND
                               MINISTRY OF FINANCE
                             PUBLIC DEBT DEPARTMENT




VIA FACSIMILE

                                                                    July 1, 2009

Mr. John Zitko
Securities and Exchange Commission
Division of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
U.S.A.



Dear Mr. Zitko,

     On behalf of the State Treasury of the Republic of Poland, I respectfully request that you accelerate the effectiveness of the State Treasury's Registration Statement, Registration Number 333-159383, to 9:00 a.m., EST, on July 2, 2009 or as soon thereafter as is practicable.

     Many thanks for your assistance.





                         Yours faithfully,



                                   / s /   Bogdan Klimaszewski
                         ----------------------------------------
                         Name:     Bogdan Klimaszewski
                         Title:    Deputy Director of Public Debt Department,
                                   Ministry of Finance, Republic of Poland